Exhibit 99.3

Franco Nevada

The GOLD Investment that WORKS

2025 | FINANCIAL STATEMENTS

For the year ended December 31, 2025

Hoyle Pond, Timmins, Ontario | Image Courtesy of the ROM (Royal Ontario Museum), Toronto, Canada. ©ROM

Management’s Report On Internal Control Over Financial Reporting

Franco-Nevada Corporation’s (“Franco-Nevada” or the “Company”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management, with the participation of its President & Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the President & Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s internal control over financial reporting is effective as at December 31, 2025.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/Paul Brink	/s/Sandip Rana
Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer

March 10, 2026

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500
Toronto, Ontario, Canada M5J 0B2
T.: +1 416 863 1133, F.: +1 416 365 8215
Fax to mail: ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company’s royalty, stream and working interests carrying value was $6,043.1 million as of December 31, 2025. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that gives rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream or working interest level for each property from which independent cash inflows are generated. Management uses significant judgment when assessing whether there are indicators of impairment or impairment reversal, including, but not limited to, significant change in operator reserve and resource

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estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information.

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment or impairment reversal of royalty, stream and working interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment or impairment reversal which would require an impairment or impairment reversal analysis to be performed and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management’s assessment of indicators of impairment or impairment reversal related to significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment or impairment reversal for a sample of royalty, stream and working interests, related to significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) current and past performance of royalty, stream and working interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and working interests; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 10, 2026

We have served as the Company’s auditor since 2007.

2025 Financial Statements	5

Franco-Nevada Corporation

Consolidated Statements of Financial Position

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2025	2024
ASSETS
Cash and cash equivalents (Note 5)	$670.9	$1,451.3
Receivables	241.9	151.8
Gold and silver bullion and stream inventory (Note 8)	40.1	96.8
Loans receivable (Note 7)	—	5.9
Other current assets (Note 9)	68.5	11.0
Current assets	$1,021.4	$1,716.8

Royalty, stream and working interests, net (Note 10)	$6,043.1	$4,098.8
Investments (Note 6)	1,141.3	325.5
Loans receivable (Note 7)	—	104.1
Deferred income tax assets (Note 21)	23.2	30.8
Other assets (Note 11)	12.4	54.4
Total assets	$8,241.4	$6,330.4

LIABILITIES
Accounts payable and accrued liabilities (Note 12)	$44.9	$28.7
Income tax liabilities (Note 21)	78.1	38.8
Current liabilities	$123.0	$67.5

Deferred income tax liabilities (Note 21)	$440.7	$238.0
Income tax liabilities (Note 21)	33.8	19.8
Other liabilities	8.6	8.5
Total liabilities	$606.1	$333.8

SHAREHOLDERS’ EQUITY
Share capital (Note 22)	$5,803.4	$5,769.1
Contributed surplus	21.6	23.0
Retained earnings	1,379.8	486.5
Accumulated other comprehensive income (loss)	430.5	(282.0)
Total shareholders’ equity	$7,635.3	$5,996.6
Total liabilities and shareholders’ equity	$8,241.4	$6,330.4

Commitments and contingencies (Notes 27 and 28)
Subsequent events (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 10, 2026.

/s/David Harquail	/s/Jennifer Maki
David Harquail	Jennifer Maki
Director	Director

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Franco-Nevada Corporation

Consolidated Statements of Income and Comprehensive Income

(in millions of U.S. dollars and shares, except per share amounts)

	2025	2024
Revenue
Revenue from royalty, streams and working interests (Note 14)	$1,808.6	$1,104.7
Interest revenue (Note 7)	14.2	8.3
Other interest income (Note 7)	—	0.6
Total revenue	$1,822.8	$1,113.6

Costs of sales
Costs of sales (Note 15)	$168.8	$129.0
Depletion and depreciation	306.7	225.3
Total costs of sales	$475.5	$354.3
Gross profit	$1,347.3	$759.3

Other operating expenses (income)
General and administrative expenses (Note 2 (q), 16)	$35.3	$32.9
Share-based compensation expenses (Note 17)	16.9	8.0
Impairment reversal (Note 10)	(4.8)	—
Gain on disposal of royalty interests (Note 10)	—	(0.3)
Gain on sale of gold and silver bullion (Note 8)	(54.3)	(7.9)
Total other operating (income) expenses	$(6.9)	$32.7
Operating income	$1,354.2	$726.6
Foreign exchange gain (loss) and other income (expenses) (Note 19)	$36.7	$(20.7)
Income before finance items and income taxes	$1,390.9	$705.9

Finance items (Note 20)
Finance income	$28.2	$60.6
Finance expenses	(3.1)	(2.6)
Net income before income taxes	$1,416.0	$763.9

Income tax expense (Note 21)	303.9	211.8
Net income	$1,112.1	$552.1

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$91.2	$(131.3)

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 6)	696.3	40.4
Other comprehensive income (loss), net of taxes	$787.5	$(90.9)

Comprehensive income	$1,899.6	$461.2

Earnings per share (Note 23)
Basic	$5.77	$2.87
Diluted	$5.76	$2.87
Weighted average number of shares outstanding (Note 23)
Basic	192.7	192.4
Diluted	193.0	192.6

The accompanying notes are an integral part of these consolidated financial statements.

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Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	2025	2024
Cash flows from operating activities
Net income	$1,112.1	$552.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	306.7	225.3
Share-based compensation expenses	6.3	5.4
Impairment reversal	(4.8)	—
Gain on disposal of royalty interests	—	(0.3)
Unrealized foreign exchange (gain) loss	(10.4)	12.9
Deferred income tax expense	108.1	66.3
Gain on sale of gold and silver bullion	(54.3)	(7.9)
(Gain) loss on derivative financial instruments	(32.7)	6.0
Other non-cash items	(10.3)	(4.2)
Gold and silver bullion from royalties received in-kind	(117.0)	(72.7)
Proceeds from sale of gold and silver bullion	221.0	42.6
Changes in other assets	—	(17.4)
Operating cash flows before changes in non-cash working capital	$1,524.7	$808.1
Changes in non-cash working capital:
Increase in receivables	$(90.1)	$(40.8)
(Increase) decrease in other current assets	(4.7)	15.6
Increase in accounts payable and accrued liabilities	63.8	46.6
Net cash provided by operating activities	$1,493.7	$829.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(2,191.6)	$(406.0)
Proceeds from repayment of loan receivable	114.1	28.9
Proceeds from sale of investments	109.9	23.3
Acquisition of investments	(60.3)	(74.5)
Advances of loans receivable	—	(118.2)
Proceeds from disposal of royalty interests	—	11.2
Acquisition of energy well equipment	(2.7)	(1.8)
Acquisition of property and equipment	(2.4)	(0.2)
Net cash used in investing activities	$(2,033.0)	$(537.3)

Cash flows used in financing activities
Payment of dividends	$(275.1)	$(242.4)
Proceeds from draw down of Corporate Revolver	175.0	—
Repayment of Corporate Revolver	(175.0)	—
Proceeds from exercise of stock options	7.7	2.8
Revolving credit facility amendment costs	—	(0.8)
Net cash used in financing activities	$(267.4)	$(240.4)
Effect of exchange rate changes on cash and cash equivalents	$26.3	$(22.4)
Net change in cash and cash equivalents	$(780.4)	$29.4
Cash and cash equivalents at beginning of year	$1,451.3	$1,421.9
Cash and cash equivalents at end of year	$670.9	$1,451.3

Supplemental cash flow information:
Income taxes paid	$162.0	$73.8
Dividend income received	$8.7	$12.6
Interest and standby fees paid	$4.0	$2.1

The accompanying notes are an integral part of these consolidated financial statements.

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Franco-Nevada Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive	Retained
	(Note 22)	surplus	(loss) income	earnings	Total equity
Balance at January 1, 2024	$5,728.2	$20.6	$(192.0)	$212.3	$5,769.1
Net income	—	—	—	552.1	552.1
Other comprehensive loss, net of taxes	—	—	(90.9)	—	(90.9)
Total comprehensive income					$461.2

Exercise of stock options	$3.6	$(0.8)	$—	$—	$2.8
Share-based payments	—	5.9	—	—	5.9
Vesting of restricted share units	2.7	(2.7)	—	—	—
Transfer of loss on disposal of equity investments at FVTOCI	—	—	0.9	(0.9)	—
Dividend reinvestment plan	34.6	—	—	—	34.6
Dividends declared	—	—	—	(277.0)	(277.0)
Balance at December 31, 2024	$5,769.1	$23.0	$(282.0)	$486.5	$5,996.6

Balance at January 1, 2025	$5,769.1	$23.0	$(282.0)	$486.5	$5,996.6
Net income	—	—	—	1,112.1	1,112.1
Other comprehensive income, net of taxes	—	—	787.5	—	787.5
Total comprehensive income					$1,899.6

Exercise of stock options	$9.9	$(2.2)	$—	$—	$7.7
Share-based payments	—	6.5	—	—	6.5
Vesting of restricted share units	5.7	(5.7)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(75.0)	75.0	—
Dividend reinvestment plan	18.7	—	—	—	18.7
Dividends declared	—	—	—	(293.8)	(293.8)
Balance at December 31, 2025	$5,803.4	$21.6	$430.5	$1,379.8	$7,635.3

The accompanying notes are an integral part of these consolidated financial statements.

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Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 - Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario, Canada.

Note 2 - Material Accounting Policy Information

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). These consolidated financial statements were authorized for issuance by the Board of Directors on March 10, 2026.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company.

(i)	Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2025 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada (Barbados) Corporation(1)	Barbados	100%
FN Holdings ULC	Canada	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada GLW Holdings Corp.	Canada	100%
Franco-Nevada U.S. Corporation	United States	100%
Franco-Nevada Delaware LLC	United States	100%
Franco-Nevada Texas LP	United States	100%
Franco-Nevada Louisiana LLC	United States	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Chaupiloma Dos de Cajamarca S.A.C.	Peru	100%
Minera Global Copper Chile S.A.	Chile	100%
1.	Effective on January 1, 2026, Franco-Nevada (Barbados) Corporation has changed its legal name to Franco-Nevada International Corporation.

2025 Financial Statements	10

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)	Joint Arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interests in any JO, the Company recognizes its share of any assets, liabilities, revenues and expenses of the JO.

The Company’s JO arrangements are as follows:

●	The Company participates in a strategic relationship with Continental Resources, Inc. (“Continental”), to jointly acquire mineral rights, through a jointly-owned entity (the “Royalty Acquisition Venture”), within Continental’s areas of operation. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC (“TMRC II”), in which the Company holds an economic interest of 49.9%. The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.
●	The Company also participates in JO with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The assets, liabilities, revenues and expenses of a JV are accounted for using the equity method. The Company does not have any JV arrangements.

(c)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income. Acquisition costs are expensed.

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Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(d)	Currency Translation
(i)	Functional and Presentation Currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the companies. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)	Foreign Currency Transactions and Balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the companies that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

●	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
●	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
●	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).
(e)	Royalty, Stream and Working Interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16 Property, Plant and Equipment (“IAS 16”). The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)	Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.
(ii)	Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves covered by the agreement. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

2025 Financial Statements	12

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record the advance minimum payments as revenue from contracts with customers and depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f)	Working Interests in Energy Properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proven and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)	Impairment of Non-Financial Assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets (“IAS 36”), are identified as the smallest identifiable group of assets from which independent cash flows are generated. This is usually at the individual royalty, stream, or working interest level for each property from which independent cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In addition, under certain circumstances, the Company may use a market approach in determining the recoverable amount which may include judgement and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and/or (iii) market capitalization of comparable assets. Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment loss is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

2025 Financial Statements	13

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(h)	Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 Financial Instruments (“IFRS 9”) model for classification the Company has classified its financial assets and liabilities as described below.

(i)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest rate (“EIR”) method.

(ii)	Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the EIR method less any impairment loss allowance.

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months.

The Company’s equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments at fair value through other comprehensive income (“FVTOCI”). FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive loss directly to retained earnings.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and comprehensive income. Changes in fair value of warrants are recognized as other (expenses) income in the statement of income and comprehensive income.

(iv)	Loans Receivable

Loans receivable that are held for collection of contractual cash flows and where those cash flows represent solely payments of principal and interest are classified as financial assets at amortized cost. Loans are measured at amortized cost using the EIR method, less any impairment loss allowance. Interest income is recognized by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

Loans receivable that are held for collection of contractual cash flows but where those cash flows do not represent solely payments of principal and interest are classified as financial assets at fair value through profit or loss (“FVTPL”). Loans receivable that are classified at FVTPL are initially recognized at the fair value of the consideration received. Subsequent to initial recognition, the loans receivable classified as FVTPL are measured at fair value. Changes in the fair values of the loans receivable are recognized as other (expenses) income in the statement of income and comprehensive income. The interest income, calculated by applying the contractual interest rate to the principal outstanding at the end of each reporting period, is presented separately from changes in fair value and is included within revenue as other interest income in the statement of income and comprehensive income.

2025 Financial Statements	14

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(v)	Financial Liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the EIR method.

(i)	Impairment of Financial Assets

The allowance for expected credit losses (“ECL”) is recognized on the Company’s receivables and loans receivable that are classified at amortized cost. The allowance for ECL represents the difference between all contractual cash flows that are due to the Company and all the cash flows the Company expects to receive, discounted at the original EIR, and is deducted from the gross carrying amount of the assets.

The allowance for ECL for receivables is measured based on lifetime ECL under the simplified approach. The allowance for ECL for loans receivable is measured under the general approach and reflects an unbiased and probability-weighted amount, which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The allowance for ECL is established with consideration for borrower-specific factors, including estimated levels of collateral security, the Company’s historical credit loss experience, and current and future expected economic conditions. Forward-looking information is incorporated into the estimation of the allowance for ECL, which involves significant judgment.

The ECL impairment model is based on a forward-looking approach: (i) 12-month ECL or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment. ECL allowances are categorized into three stages:

●	Stage 1 all performing financial instruments that have not experienced a significant increase in credit risk since initial recognition;
●	Stage 2 all performing financial instruments that have experienced a significant increase in credit risk since initial recognition; and
●	Stage 3 financial instruments that are classified as impaired.

In determining whether there has been a significant increase in credit risk and in calculating the allowance for ECLs, the Company relies on estimates and exercises judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from the current assessment, which could require an increase or decrease in the allowance. The Company assesses, on an ongoing basis, whether any loans receivable should be classified as impaired and whether any resulting write-off or change in allowance for ECL should be recorded.

As at December 31, 2025. the Company has no loan receivable outstanding (2024 – two loans receivable measured at amortized cost which are both categorized as Stage 1, and therefore, a 12-month ECL has been calculated).

(j)	Revenue Recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream Arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the

2025 Financial Statements	15

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

(ii)	Royalty Arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

For royalty interests where the Company sells commodities to customers, but is paid with in-kind gold and silver bullion, the Company accounts for the in-kind gold and silver bullion as non-cash consideration received under the revenue contract with customers. The gold and silver bullion is initially recognized at fair value, and is classified within gold and silver bullion and stream inventory on the statements of financial position. Subsequent to initial recognition, the gold and silver bullion is carried at the lower of cost or net realizable value. Upon the subsequent sale of the gold and silver bullion, the Company recognizes a gain or loss on the sale of gold and silver bullion on the statement of income and comprehensive income. Cash proceeds received on sale are classified as an operating cash flow.

(iii)	Working Interest Arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(k)	Costs of Sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

(l)	Income Taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not

2025 Financial Statements	16

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and comprehensive income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. The Company evaluates its exposure to uncertain tax positions and where it is probable that such exposure will materialize, recognizes a provision. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the tax uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

(m)	Stock Options

The Company may issue stock options to directors, officers, employees and consultants under the terms of its share compensation plan. Stock options are measured at fair value at the date of grant. The fair value determined at the date of grant of the stock options is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(n)	Restricted Share Units

The Company may grant performance-based or time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the RSU is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and are subject to a performance multiplier which may range from 0% to 200% of the value.

(o)	Deferred Share Units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 of each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

2025 Financial Statements	17

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(p)	Earnings per Share

Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

(q) Reclassification of Comparative Amounts

Certain prior year amounts have been reclassified for consistency with the current year presentation. Cobre Panamá arbitration expenses of $6.3 million in 2024, which was previously separately presented on the statement of income and comprehensive income, have been presented in general and administrative expenses. These reclassifications had no effect on the previously reported statements of income and comprehensive income.

New and Amended Accounting Standards Adopted by the Company

There were no new or amended accounting standards adopted in the current year.

New Accounting Standards Issued But Not Yet Effective

Certain new and amended accounting standards and interpretations have been published that are not mandatory for the current year and have not been early adopted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows (“IAS 7”), which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently assessing the impact of the new standard.

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”). The amendments include:

●	A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;
●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;
●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments; and
●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at FVTOCI.

The Amendments are effective for annual periods starting on or after January 1, 2026 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the Company’s financial statements.

2025 Financial Statements	18

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 3 – Significant Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Impairment and Reversal of Impairment of Royalty, Stream and Working Interests

Assessment of impairment and reversal of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant change in operator reserve and resource estimates, operating status, change in permitting and concession rights, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and/or (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment or impairment reversal analysis.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally require a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a JO or a JV when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often

2025 Financial Statements	19

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a JO or a JV, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11 Joint Arrangements (“IFRS 11”). The Company concluded that the arrangement qualified as a JO based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations and energy properties are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices, energy and mineral reserves, and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Note 4 - Acquisitions and Other Transactions

Subsequent to December 31, 2025

(a)	Acquisition of Royalty Portfolio from Victoria Gold Corp. – Canada and U.S.

Subsequent to year-end, on February 24, 2026, the Company agreed to acquire a portfolio of six royalties held by Victoria Gold Corp. for total cash consideration of C$55.0 million (approximately $40.1 million). The portfolio includes a 6.0% net smelter royalty return (“NSR”) (subject to a 5.0% buydown at the operator’s election for C$10.0 million (approximately $7.3 million)) on Banyan Gold Corp.’s AurMac property and a 1.0% NSR on Banyan Gold’s Hyland property both in the Yukon. The portfolio also includes a milestone payment on i-80 Gold Corp.’s (“i-80 Gold”) Cove project in Nevada and three additional royalties on earlier stage properties in Nevada and the Yukon. Closing of the transaction is expected to occur in H1 2026 subject to customary conditions, including obtaining court approval.

(b)	Financing Package with Minerals 260 Limited on the Bullabulling Gold Project – Australia

Subsequent to year-end, on February 22, 2026, the Company agreed to acquire, through a wholly-owned Australian subsidiary, a A$170 million (approximately $120 million) gross royalty (the “Bullabulling Royalty”) from Minerals 260 Limited (“Minerals 260”) to support its development of the Bullabulling gold project located approximately 65 km from Kalgoorlie in Western Australia, in the Eastern Goldfields . Additionally, the Company has subscribed for A$50 million ($35.5 million) of Minerals 260’s ordinary shares.

The Bullabulling Royalty consists of an incremental 1.45% gross royalty over certain Bullabulling tenements on which the Company already held a 1.00% royalty and a new 2.45% gross royalty over Bullabulling tenements where the Company did not already hold an existing royalty. Upon production of an aggregate of 4.0 Moz Au from royalty lands, the aggregate royalty burden on the royalty lands will step down from 2.45% to 1.63%.

An initial A$75 million ($53.3 million) was funded on February 26, 2026, with a further A$95 million (approximately $67 million) payment to be funded upon obtaining Foreign Investment Review Board (“FIRB”) approval for the acquisition of security interests over the project tenements.

Minerals 260 Shares

The Company purchased 111,111,111 shares of Minerals 260 at an issue price of A$0.45 per share for an aggregate purchase price of A$50 million ($35.5 million). Upon closing of the transaction, the Company owned approximately 4.9% of Minerals 260’s issued and outstanding shares.

2025 Financial Statements	20

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	Partial Buybacks of Cascabel Stream and NSR – Ecuador

Subsequent to year-end, in February 2026, the Company was notified that SolGold plc (“SolGold”) and Jiangxi Copper Company Limited (“JCC”) were exercising their option to buyback 50% of the Cascabel stream and 50% of the Cascabel NSR. As a result, the Company expects to receive in March 2026 the equivalent of approximately $40.7 million (net of the ongoing payment) as a one-time delivery of gold ounces for the buyback of 50% of the Cascabel stream, and approximately $97.5 million in cash for the buyback of 50% of the Cascabel NSR.

Following the buybacks, key terms of the Cascabel Stream and Cascabel NSR include:

Cascabel Stream

●	7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered;
●	Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine;
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to JCC for each ounce of gold delivered.

Cascabel NSR

●	0.5% NSR on all minerals produced, subject to adjustments based on the production rate, with the option to convert to a gold only NSR for a period of time;
●	Annual minimum royalty payments of $5.0 million starting from 2028, subject to certain conditions.
(d)	Acquisition of Royalty with i-80 Gold Corp. – Nevada, U.S.

Subsequent to year-end, on February 12, 2026, the Company agreed to acquire, through a wholly-owned U.S. subsidiary, a $250.0 million NSR (the “i-80 Gold Royalty”) from i-80 Gold. The i-80 Gold Royalty consists of a 1.5% NSR on all minerals produced and will increase to 3.0% in perpetuity beginning on January 1, 2031 and will apply to Granite Creek, the Ruby Hill Complex (including Archimedes and Mineral Point), Cove and Lone Tree.

Funding of the upfront payment of $225.0 million will be made upon closing, with a further $25.0 million payment subject to completion of 2026 budgeted spending at Mineral Point. Closing of the transaction is subject to customary conditions, and is expected to occur in March 2026.

(e)	Acquisition of Stream on the Casa Berardi Gold Mine with Orezone Gold Corporation – Quebec, Canada

Subsequent to year-end, on January 26, 2026, the Company agreed to acquire, through a wholly-owned Canadian subsidiary, a $100.0 million gold stream (the “Casa Berardi Stream”) from Orezone Gold Corporation (“Orezone”). The stream transaction will support Orezone’s acquisition of Hecla Mining Company’s (“Hecla”) producing Casa Berardi gold mine and other Quebec assets, including the Heva-Hosco gold project.

Key terms of the Casa Berardi Stream include:

●	Fixed Deliveries: 1,625 oz of gold per quarter (6,500 oz of gold per year) for the first five years, followed by,
●	Variable Deliveries: 5.0% of gold produced from the Casa Berardi mine and other Quebec assets (excluding Heva-Hosco) and 2.5% of gold produced from Heva-Hosco.
●	Gold ounces delivered will be subject to an ongoing payment of 20% of spot price to Orezone for each ounce of gold delivered.

Funding of the $100.0 million deposit will be made upon closing. Closing of the transaction is subject to customary conditions, including the successful completion of the asset acquisition by Orezone from Hecla (which is itself subject to conditions), and is expected to occur in March 2026.

The effective date of the Stream is January 1, 2026 and the first full quarter fixed delivery will be due by the later of April 15, 2026 and closing.

2025 Financial Statements	21

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

2025

(a)	Acquisition of Royalty on Barto Gold Mining’s Yilgarn Star Gold Mine – Australia

On December 24, 2025, the Company acquired, through a wholly-owned Australian subsidiary, a 1.0% NSR on 75% of all ounces produced and sold on Barto Gold Mining Pty Ltd’s (“Barto Gold”) Yilgarn Star Project for $4.7million (A$7.0 million), plus a contingent cash payment of $1.0 million (A$1.5 million). The contingent cash consideration is payable if commercial mining is achieved within 18 months of the closing date.

The transaction has been accounted for as an acquisition of a mineral interest.

(b)	Acquisition of Royalty on AngloGold Ashanti plc’s Arthur Gold Project – Nevada, U.S.

On July 23, 2025, the Company acquired, through a wholly-owned U.S. subsidiary, a 1.0% NSR (of an existing 1.5% NSR on AngloGold Ashanti plc’s (“AngloGold”) Arthur Gold Project (previously the Expanded Silicon Project) from Altius Minerals Corporation (“Altius”) for $250.0 million in cash, plus a contingent cash payment of $25.0 million. The contingent cash consideration was payable dependent upon the final award outcome of an arbitration process between Altius and AngloGold related to the coverage of the royalty.

The final award decision confirming the extent of the area of coverage was received by Altius on August 14, 2025 and the Company paid $25.0 million in relation to the contingent cash consideration on November 19, 2025.

The transaction has been accounted for as an acquisition of a mineral interest.

(c)	Funding of Cascabel Stream – Ecuador

On July 17, 2025, the Company, through a wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), funded the second of three equal-sized payments in the amount of $23.3 million to SolGold (prior to its acquisition by JCC) for pre-construction activities of the Cascabel project. FNBC acquired the Cascabel stream from SolGold in July 2024 with OR Royalties Ltd.’s subsidiary, Osisko Bermuda Limited (“Osisko”), on a 70%/30% basis.

The transaction has been accounted for as an acquisition of a mineral interest.

(d)	Acquisition of Additional Royalty on Gold Quarry Mine – Nevada, U.S.

On July 11, 2025, the Company, through a wholly-owned U.S. subsidiary, acquired from a third party an additional NSR on Nevada Gold Mines LLC’s Gold Quarry mine for $10.5 million plus a $1.0 million contingent payment. As a result, Franco-Nevada now holds a combined NSR which provides an annual minimum payment of at least 1,650 gold ounces tied to mineral reserves and stockpiles attributed to the royalty property. The contingent consideration is payable dependent upon the annual minimum payment.

The transaction has been accounted for as an acquisition of a mineral interest.

(e)	Acquisition of Royalty on Côté Gold Mine – Ontario, Canada

On June 24, 2025, the Company acquired an existing royalty on the Côté Gold mine in Ontario from a private third party for total cash consideration of $1,050.0 million. The royalty consists of a 7.5% gross margin royalty on the Côté Gold mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold mine is operated through an unincorporated joint venture by IAMGOLD Corporation (“IAMGOLD”) and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) (30%). IAMGOLD and Sumitomo hold an option, exercisable at their discretion, to buy down up to 50% of the royalty at Franco-Nevada’s attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an internal rate of return equal to the Secured Overnight Financing Rate (“SOFR”) plus 1.1%, exercisable within two years of closing, and (ii) the additional 25% buydown option cost for an internal rate of return equal to 10%, following exercise of the initial option, exercisable within three years of closing. Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada’s royalty purchase price ($262.5 million).

The transaction has been accounted for as an acquisition of a mineral interest.

(f)	Partial Buyback of Salares Norte NSR – Chile

In May 2025, Gold Fields Limited exercised its option to buy back 1% of the Company’s 2.0% NSR on Salares Norte after having paid $6.0 million in cumulative royalty payments.

2025 Financial Statements	22

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(g)	Financing Package with Discovery Silver Corp. on the Porcupine Complex – Ontario, Canada

On April 15, 2025, the Company completed, through wholly-owned Canadian subsidiaries, a comprehensive financing transaction with Discovery Silver Corp. (“Discovery”) to support its acquisition of the Porcupine complex located near Timmins, Ontario from Newmont Corporation (“Newmont”). The financing package includes: i) a 4.25% NSR, consisting of two tranches, for $300.0 million, on production from the Porcupine complex, ii) a $100.0 million senior secured term loan (the “Discovery Term Loan”), and iii) $48.6 million (C$70.9 million) of equity participation. The financing package, totaling $448.6 million, provided Discovery with proceeds to acquire and fund a planned capital program for the Porcupine complex.

Porcupine Royalty

The royalty on the Porcupine complex consists of two tranches:

(i)	a 2.25% NSR in perpetuity on all minerals produced, and
(ii)	a 2.00% NSR on all minerals produced until the earlier of royalty payments on the tranche equivalent to 72,000 gold ounces or a cash payment equal to a pre-tax annual internal rate of return of 12% in reference to a $100.0 million attributable purchase price.

The acquisition of the royalty on the Porcupine complex has been accounted for as an acquisition of a mineral interest.

Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month Secured Overnight Financing Rate (“3-Month SOFR”) +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028. The warrants have been accounted for as derivative instruments designated at FVTPL.

On September 15, 2025, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of termination.

Discovery Common Shares

As part of Discovery’s public offering of subscription receipts of approximately $169.5 million (C$247.5 million) which closed on February 3, 2025, the Company purchased 78,833,333 subscription receipts at a price of C$0.90 per subscription receipt for an aggregate purchase price of $48.6 million (C$70.9 million). Upon closing of the acquisition of the Porcupine complex by Discovery, the subscription receipts were automatically exchanged for common shares of Discovery.

The Company’s holding of common shares of Discovery has been accounted for as an equity investment designated at FVTOCI.

On September 18, 2025, the Company sold 26,000,000 shares for aggregate net proceeds of $84.4 million (C$116.5 million) and realized a gain of $67.4 million (C$93.1 million). As our equity investments are accounted for at FVTOCI, the fair value gain of $67.4 million is presented within shareholders’ equity. This gain was included within accumulated other comprehensive income and was transferred to retained earnings upon disposal.

(h)	Acquisition of Precious Metals Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations – South Africa

On February 28, 2025, the Company’s wholly-owned subsidiary, FNBC completed the acquisition of a precious metals stream (the “Western Limb Stream”) with reference to specific production from Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) Marikana, Rustenburg and Kroondal mining operations (the “Stream Area”) in South Africa for a purchase price of $500.0 million. The Western Limb Stream is comprised of a gold component for the life of mine (“LOM”) and a platinum component.

Key terms of the Western Limb stream include:

●	Gold stream deliveries to FNBC are initially based off the platinum, palladium, rhodium and gold (“4E PGM”) production from the Stream Area, according to the following schedule:
o	Gold ounces equal to 1.1% of 4E PGM ounces contained in concentrate until delivery of 87,500 ounces of gold, then
o	Gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate until total delivery of 237,000 ounces of gold, then
o	80% of gold contained in concentrate for the remaining LOM.

2025 Financial Statements	23

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

●	Platinum stream deliveries to FNBC are based on platinum production from the Western Limb Stream area, according to the following schedule:
o	1.0% of platinum contained in concentrate until the delivery of 48,000 ounces of platinum, then
o	Step-up to 2.1% of platinum contained in concentrate until total delivery of 294,000 ounces of platinum, then
o	No further platinum deliveries.
●	Gold and platinum ounces delivered are subject to an ongoing payment of 5% of spot prices respectively to Sibanye-Stillwater. In the case of gold, the ongoing payment will increase to 10% following the delivery of 237,000 ounces of gold to FNBC.
●	The effective start date of the Western Limb Stream was September 1, 2024. First deliveries related to production from September 1, 2024 to December 31, 2024 were received in March 2025.

The transaction has been accounted for as an acquisition of a mineral interest.

(i)	Pandora Royalty – South Africa

On February 28, 2025, the Company and Sibanye-Stillwater converted the Company’s 5% net profit interest on the Pandora property to a 1% net smelter return royalty.

(j)	Acquisition of Royalty on Hayasa Metals Inc.’s Urasar Project – Armenia

On January 21, 2025, the Company acquired a 0.625% NSR covering all minerals produced from Hayasa Metals Inc.’s (“Hayasa”) Urasar gold-copper project in northern Armenia for $0.55 million, pursuant to a three-year joint acquisition agreement entered into with EMX Royalty Corporation (“EMX”) (prior to its acquisition by Elemental Altus Royalty Corp. (“Elemental Altus”)) in June 2023.

The transaction has been accounted for as an acquisition of a mineral interest.

(k)	Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned U.S. subsidiary, the Company has a strategic relationship with Continental to acquire, through a jointly-owned entity, the Royalty Acquisition Venture, royalty rights within Continental’s areas of operation. The Company recorded contributions to the Royalty Acquisition Venture of $9.8 million in 2025 (2024 – $23.5 million). As at December 31, 2025, the Company’s cumulative investment in the Royalty Acquisition Venture totaled $483.5 million and Franco-Nevada has remaining commitments of up to $36.5 million.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11.

2024

(a)	Acquisition of Royalty on Newmont Corporation’s Yanacocha Operations – Peru

On August 13, 2024, the Company indirectly acquired from Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) and its subsidiary, an existing 1.8% NSR on all minerals (the “Yanacocha Royalty”) covering Newmont’s Yanacocha mine and adjacent mineral properties, including the Conga project, located in Peru.

Consideration for the Yanacocha Royalty consisted of $210.0 million paid in cash on closing, plus a contingent payment of $15.0 million (payable with 118,534 common shares of Franco-Nevada, as determined as of the date of closing), payable upon the Conga project achieving commercial production for a full year prior to the 20th anniversary of closing.

The acquisition of the Yanacocha Royalty was effective July 1, 2024.

The transaction has been accounted for as an acquisition of mineral interests.

2025 Financial Statements	24

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Acquisition of Gold Stream on SolGold plc’s Cascabel Copper-Gold Project – Ecuador

On July 15, 2024, the Company acquired, through its wholly-owned subsidiary, FNBC, the Cascabel Stream from SolGold (prior to its acquisition by JCC) with reference to production from the Cascabel project located in Ecuador. FNBC and Osisko Gold Royalties Ltd.’s subsidiary, Osisko Bermuda Limited, participated in the stream financing package on a 70%/30% basis. At the time of the transaction, FNBC had committed to provide a total of $525.0 million and Osisko a total of $225.0 million for a total combined funding of $750.0 million as follows:

●	$70.0 million from FNBC in pre-construction funding available as three equal sized staged payments. FNBC funded an upfront deposit of $23.4 million at closing, with two additional staged deposits of $23.3 million each, subject to completion of key development milestones.
●	$455.0 million available from FNBC towards construction, subject to customary conditions including receipt of all material permits, a construction decision approved by the SolGold board of directors and the remainder of the required project financing being available.

Stream deliveries attributable to FNBC are based on gold production from the Cascabel property, according to the following initial schedule:

●	14.0% of gold produced in concentrate until 525,000 ounces of gold have been delivered.
●	Thereafter, 8.4% of gold produced in concentrate for the remaining life of mine.

Franco-Nevada will pay 20% of the spot gold price for each ounce of gold delivered.

Other terms include:

●	In the event of a change of control within five years from closing, FNBC has the option to terminate the Cascabel Stream and receive repayment of the deposit that has been advanced by such date plus a return. If not elected, SolGold may purchase 50% of the Cascabel Stream if the change of control occurs within three years from closing and 33.33% of the Cascabel Stream if the change of control occurs in the following two years for a one-time gold payment equal to a 15.0% internal rate of return on the portion of the deposit being bought back that has been advanced by such date, plus a change of control fee.
●	FNBC and Osisko obtained a right of first refusal on any future royalties or streams over the Cascabel concession and the Cascabel Stream applies to any production from other properties owned by SolGold that is processed through the project mill or infrastructure.
●	The Cascabel Stream has adjustment mechanisms in the event of changes to the scale or timeline of development. SolGold and certain of its subsidiaries have provided FNBC and Osisko with corporate guarantees and security over their assets related to the Cascabel project.
●	FNBC has agreed to contribute to environmental and social initiatives carried out by SolGold in the vicinity of the project for $750,000 over a 3-year period on a 70%/30% basis with Osisko.

The transaction has been accounted for as an acquisition of a mineral interest.

Subsequent to the December 31, 2025 year-end, as noted in Note 4 (c), the Company was notified that SolGold and JCC were exercising their option to buyback 50% of the Cascabel stream. Following the partial buyback, stream deliveries attributable to Franco-Nevada will be as follows:

●	7.0% of gold produced in concentrate until 262,500 ounces of gold have been delivered.
●	Thereafter, 4.2% of gold produced in concentrate for the remaining life of mine.

Following the partial buyback, the Company’s total remaining commitment for the Cascabel Stream has been reduced from $478.3 million to $239.2 million.

(c)	G Mining Ventures Corp. Term Loan and Equity Investment

G Mining Ventures Term Loan

The Company advanced, through a wholly-owned subsidiary, $75.0 million to G Mining Ventures Corp. (G Mining Ventures”) pursuant to a term loan agreement (the “G Mining Ventures Term Loan”). The G Mining Ventures Term Loan agreement was entered into in July 2022 as part of the Company’s initial project financing package in connection with the Tocantinzinho gold project. The G Mining Ventures Term Loan was funded in 2024 and repaid in full in November 2025. Refer to Note 7(a) for further details.

The G Mining Ventures Term Loan was accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

2025 Financial Statements	25

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

G Mining Ventures Equity Investment

On July 12, 2024, the Company completed a private placement of $25.0 million with G Mining Ventures at a price of C$2.279 per share (equivalent to C$9.116 per share following the merger between G Mining Ventures and Reunion Gold Corporation on July 15, 2024).

On December 4, 2024, the Company exercised share purchase warrants to acquire 2,875,000 common shares of G Mining Ventures at a price of C$7.60 for a total cost of $15.5 million (C$21.9 million). The share purchase warrants were granted to the Company in connection with its initial project financing package for the Tocantinzinho gold project in July 2022.

The Company’s holding of common shares of G Mining Ventures has been accounted for as an equity investment designated at FVTOCI.

(d)	EMX Royalty Corporation Term Loan

On August 9, 2024, the Company advanced, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX (prior to its acquisition by Elemental Altus) pursuant to a term loan agreement (the “EMX Term Loan”). The EMX Term Loan was repaid in full in November 2025. Refer to Note 7 (b) for further details.

The EMX Term Loan was accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

(e)	Term Loan with SolGold

On May 13, 2024, SolGold (prior to its acquisition by JCC) received a $10.0 million term loan (the “SolGold Term Loan”) from the Company which was repaid on July 17, 2024. Refer to Note 7 (d) for further details.

The SolGold Term Loan was accounted for as a loan receivable measured at amortized cost in accordance with IFRS 9.

(f)	Acquisition of Royalty in the Stewart Mining Camp and Private Placement with Scottie Resources Corp. – British Columbia, Canada

On April 15, 2024, the Company acquired a 2.0% gross production royalty on all minerals produced on Scottie Resources Corp.’s (“Scottie”) claims in the Stewart Mining Camp in the Golden Triangle in British Columbia, Canada, for a purchase price of $5.9 million (C$8.1 million).

In addition, the Company acquired 5,422,994 common shares of Scottie at a price of C$0.18 per common share for an aggregate of $0.7 million (C$1.0 million).

The acquisition of the gross production royalty has been accounted for as an acquisition of a mineral interest and the common shares of Scottie has been accounted for as an equity investment designated at FVTOCI.

(g)	Receipt of Séguéla Royalty Buy-Back Proceeds – Cote d’Ivoire

On March 30, 2024, Fortuna Mining Corp. (“Fortuna”) exercised its option to buy-back 0.6% of the Company’s initial 1.2% NSR on the Séguéla mine for $6.5 million (A$10.0 million). The Company’s NSR percentage on the Séguéla mine is now 0.6%.

The transaction has been accounted for as a disposal of a mineral interest.

(h)	Amendment of Condestable Gold and Silver Stream – Peru

On March 27, 2024, the Company amended its precious metal stream agreement with reference to the gold and silver production from the Condestable mine in Peru by advancing, through its wholly-owned subsidiary, FNBC, an additional up-front deposit of $10.0 million to Southern Peaks Mining Limited (a private company prior to its subsequent acquisition by Rio2 Limited) for a total combined deposit of $175.0 million. Under the amended agreement, following the end of the fixed delivery period on December 31, 2025, Franco-Nevada will receive 63% of the gold and silver contained in concentrate until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”), then 37.5% over the remaining life of the mine (the “Variable Phase 2 Deliveries”). The March 2024 amendment increased the Variable Phase 2 Deliveries from 25% to 37.5%.

The transaction has been accounted for as an acquisition of a mineral interest.

(i)	Acquisition of Silver Royalty on Stibnite Gold Project – U.S.

On March 21, 2024, the Company acquired, through a wholly-owned U.S. subsidiary, a NSR interest covering all of the payable silver production from the Stibnite Gold project in Idaho, U.S, for a purchase price of $8.5 million.

The transaction has been accounted for as an acquisition of a mineral interest.

2025 Financial Statements	26

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(j)	Exercise of Option by EMX for an Effective NSR Interest on Caserones – Chile

On January 19, 2024, EMX (previous to its acquisition by Elemental Altus) exercised an option to acquire 0.0531% of the Company’s effective NSR on the Caserones mine for a price of $4.7 million, such that the Company’s effective NSR on Caserones is now 0.517%.

The transaction has been accounted for as a disposal of a mineral interest.

(k)	Acquisition of Additional Royalties on Pascua-Lama Project – Chile

On January 3, 2024, the Company acquired, through a wholly-owned Chilean subsidiary, an additional interest in the Chilean portion of Barrick Gold Corporation’s Pascua-Lama project for a purchase price of $6.7 million. Including the interest the Company acquired in August 2023, the Company now holds hold a 2.941% NSR (gold) and a 0.588% NSR (copper) on the property.

The transaction has been accounted for as an acquisition of a mineral interest.

(l)	Acquisition of Additional Natural Gas Royalty Interests in the Haynesville – U.S.

On January 2, 2024, the Company, through wholly-owned U.S. subsidiaries, closed the acquisition of a royalty portfolio in the Haynesville gas play in Louisiana and Texas for a total purchase price of $125.0 million. The Company had funded an initial deposit of $12.5 million in November 2023, when it entered into the agreement. The remainder of the purchase price of $112.5 million was funded upon closing of the transaction in January 2024.

The transaction has been accounted for as an acquisition of a royalty interest.

Note 5 - Cash and Cash Equivalents

Cash and cash equivalents comprised the following:

	At December 31,	At December 31,
	2025	2024
Cash deposits	$433.9	$788.1
Term deposits	237.0	663.2
	$670.9	$1,451.3

As at December 31, 2025 and 2024, cash and cash equivalents were primarily held in interest-bearing deposits. Interest earned on cash and cash equivalents is presented as finance income, as referenced in Note 20.

2025 Financial Statements	27

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 6 - Investments

Investments comprised the following:

	At December 31,	At December 31,
	2025	2024
Equity investments at FVTOCI	$1,105.3	$324.8
Warrants	36.0	0.7
	$1,141.3	$325.5

Equity Investments at FVTOCI

Changes in equity investments at FVTOCI for the years ended December 31, 2025 and 2024 were as follows:

	Fair value at		Gain on		Impact of	Fair value at	Realized
	January 1,	Cost of	changes in	Proceeds of	foreign	December 31,	gain on
	2025	additions	fair value	disposition	exchange	2025	disposal
G Mining Ventures	$133.8	$—	$392.3	$—	$13.5	$539.6	$—
Discovery	—	49.4	351.6	(84.4)	6.4	323.0	67.4
Labrador Iron Ore Royalty Corporation ("LIORC")	127.3	—	4.2	—	6.5	138.0	—
Other	63.7	26.7	54.2	(42.7)	2.8	104.7	19.7
	$324.8	$76.1	$802.3	$(127.1)	$29.2	$1,105.3	$87.1

	Fair value at		Gain (loss) on		Impact of	Fair value at	Realized
	January 1,	Cost of	changes in	Proceeds of	foreign	December 31,	loss on
	2024	additions	fair value	disposition	exchange	2024	disposal
G Mining Ventures	$47.6	$47.1	$46.5	$—	$(7.4)	$133.8	$—
LIORC	152.7	—	(13.0)	—	(12.4)	127.3	—
Other	46.1	56.1	13.1	(45.5)	(6.1)	63.7	(2.1)
	$246.4	$103.2	$46.6	$(45.5)	$(25.9)	$324.8	$(2.1)

Changes in equity investments at FVTOCI and accumulated other comprehensive income (loss) for the years ended December 31, 2025 and 2024 were as follows:

	2025		2024
		Accumulated other
	Equity investments	comprehensive	Equity investments	Accumulated other
	at FVTOCI	income (loss)	at FVTOCI	comprehensive loss
Balance at January 1	$324.8	$(282.0)	$246.4	$(192.0)

Changes in fair value of equity investments at FVTOCI:
Held during the year	717.3	717.3	38.5	38.5
Disposed during the year	85.0	85.0	8.1	8.1
Income tax expense	—	(106.0)	—	(6.2)
Gain on changes in the fair value of equity investments at FVTOCI	802.3	696.3	46.6	40.4

Additions	76.1	—	103.2	—
Disposals	(127.1)	—	(45.5)	—
Transfers within equity following disposal	—	(75.0)	—	0.9
Impact of foreign exchange	29.2	—	(25.9)	—
Currency translation adjustment	—	91.2	—	(131.3)
Balance at December 31	$1,105.3	$430.5	$324.8	$(282.0)

During the year ended December 31, 2025, the Company disposed of equity investments with an initial cost of $40.0 million for gross proceeds of $127.1 million, and realized a fair value gain of $75.0 million, net of tax, which was reclassified from accumulated other income (loss) to retained earnings.

2025 Financial Statements	28

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 7 – Loans Receivable

Loans receivable comprised the following:

	At December 31,	At December 31,
	2025	2024
G Mining Ventures Term Loan	$—	$75.9
EMX Term Loan	—	34.1
Loans receivable	$—	$110.0
Current	$—	$5.9
Non-Current	—	104.1
Loans receivable	$—	$110.0

(a)	G Mining Ventures Term Loan

On January 29, 2024 and April 19, 2024, the Company funded $42.0 million and $33.0 million, respectively, to G Mining Ventures for a total of $75.0 million pursuant to the G Mining Ventures Term Loan. The G Mining Ventures Term Loan was a 6-year senior secured term loan initially bearing interest at a rate of 3-Month SOFR +5.75% per annum, and reducing to 3-Month SOFR +4.75% on July 29, 2025 after completion tests were achieved at the Tocantinzinho mine. Fees included a standby fee on undrawn amounts of 1.0% per annum and a 2.0% original issue discount paid on principal amounts drawn.

On November 7, 2025, G Mining Ventures paid $79.9 million to the Company as full repayment for the G Mining Ventures Term loan.

The G Mining Ventures Term Loan was measured at amortized cost less any impairment loss allowance. Interest revenue of $10.0 million was recognized in 2025 (2024 – $7.5 million) by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

(b)	EMX Term Loan

On August 9, 2024, the Company funded, through a wholly-owned subsidiary, $35.0 million (net of a commitment fee equal to 1% of the principal amount) to EMX pursuant to the EMX Term Loan agreement. The EMX Term Loan was a senior secured term loan with an initial maturity date of July 1, 2029. Interest was payable monthly at a rate equal to the 3-Month SOFR plus an applicable margin between 3.0% and 4.25% depending on EMX’s net debt to adjusted EBITDA ratio. During each year, EMX had the right to prepay $10.0 million of the principal amount outstanding without penalty, on a cumulative basis.

On April 15, 2025, EMX made a $10.0 principal prepayment on the EMX Term Loan. In November 2025, Elemental Altus acquired EMX, and as a result of the change of control, the EMX Term Loan became due and payable in full and the Company received $25.1 million as full repayment on the EMX Term Loan.

The EMX Term Loan was measured at amortized cost less any impairment loss allowance. Interest revenue of $2.8 million was recognized in 2025 (2024 – $0.6 million) by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

(c)	Discovery Term Loan

The Discovery Term Loan was a $100.0 million, 7-year term loan with an availability period of 2 years from closing at an interest rate of 3-Month SOFR +4.50% per annum and amortization after year 5 at 5% per quarter, with no restrictions on prepayment. The loan provided for an upfront fee equal to 2% on any principal drawn, a standby fee of 100 basis points per annum on undrawn funds, and the issuance by Discovery of 3,900,000 common share purchase warrants with an exercise price of C$0.95 per common share and an expiry date of April 15, 2028.

On September 15, 2025, Discovery terminated the Discovery Term Loan, which remained undrawn as of the date of the termination.

Interest revenue of $1.4 million was recognized in 2025 within revenue as interest revenue in the statement of income and comprehensive income.

2025 Financial Statements	29

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(d)	SolGold Loan Facility

On May 13, 2024, the Company funded $10.0 million to SolGold pursuant to the SolGold Term Loan. The SolGold Term Loan had a maturity date of July 19, 2024 and carried an interest rate of 12% per annum with interest payments deferred until maturity. On July 17, 2024, SolGold paid $10.2 million as full repayment for the SolGold Term Loan.

The SolGold Term Loan was measured at amortized cost less any impairment loss allowance. Interest revenue of $0.2 million was recognized in 2024 by applying the EIR method and presented within revenue as interest revenue in the statement of income and comprehensive income.

(e)	Skeena Convertible Debenture

On December 18, 2023, the Company advanced $18.7 million (C$25.0 million) to Skeena Resources Ltd. (“Skeena”) as a convertible debenture (the “Skeena Convertible Debenture”). The Skeena Convertible Debenture carried an interest rate of 7% and matured on the earlier of December 19, 2028, or on the completion of a project financing for Eskay Creek approved by the Board of Skeena. The Skeena Convertible Debenture was convertible into Skeena common shares at a conversion price of C$7.70. Interest payments were deferred and capitalized until maturity.

On June 26, 2024, following the completion of a project financing for Eskay Creek, the loan matured and the Company received $18.9 million (C$25.9 million) as full repayment for the Skeena Convertible Debenture.

The Skeena Convertible Debenture was measured at FVTPL using present value techniques and assumptions concerning the amount of and timing of future cash flows and discount rates which factored in the appropriate credit risk and the Black-Scholes option pricing model to calculate the fair value of the conversion option. Changes in the fair value of the Skeena Convertible Debenture have been recognized as other (expenses) income in the statement of income and comprehensive income. In 2024, interest income of $0.6 million, calculated by applying the contractual interest rate of 7% to the principal outstanding at the end of each reporting period, has been presented separately from changes in fair value and included within revenue as other interest income in the statement of income and comprehensive income.

Note 8 – Gold and Silver Bullion and Stream Inventory

Gold and silver bullion and stream inventory comprised the following:

	At December 31,	At December 31,
	2025	2024
Gold and silver bullion from royalties received in-kind(1)	$39.5	$89.5
Stream ounces(2)	0.6	7.3
	$40.1	$96.8

1.	Represents gold and silver bullion received from royalty interests settled in-kind. As at December 31, 2025, the Company holds inventory from royalty interests settled in-kind of 10,598 ounces of gold and 13,980 ounces of silver with a carrying value of $39.1 million and $0.4 million, respectively (December 31, 2024 – 41,673 ounces of gold and 10,117 ounces of silver with a carrying value of $89.3 million and $0.2 million, respectively).
2.	Represents gold and silver ounces acquired by the Company from its stream arrangements. As at December 31, 2025, the stream ounces inventory consists of 44,872 ounces of silver with a carrying value of $0.6 million (December 31, 2024 – 6,216 ounces of gold and 154,010 ounces of silver with a carrying value of $5.6 million and $1.7 million, respectively).

During the year ended December 31, 2025, the Company sold gold and silver bullion from royalties received in-kind with a cost of $166.7 million (2024 – $34.7 million) for gross proceeds of $221.0 million (2024 – $42.6 million), resulting in a gain on sale of gold and silver bullion of $54.3 million (2024 – $7.9 million).

2025 Financial Statements	30

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 9 –Other Current Assets

Other current assets comprised the following:

	At December 31,	At December 31,
	2025	2024
Deposits related to the CRA audits	$50.2	$—
Tax receivables	15.2	8.1
Prepaid expenses	2.7	2.5
Debt issue costs	0.4	0.4
	$68.5	$11.0

Deposits related to the CRA audits represent cash on deposit totaling $44.7 million (C$61.4 million) plus accrued interest of $5.5 million (C$7.5 million). As at December 31, 2025, these amounts have been classified to current assets as the Company expects to recover the balance within twelve months as a result of the CRA Settlement, as referenced in Note 28 (b). Subsequent to year-end, the Company received refunds of its cash security deposits totaling $30.0 million (C$41.2 million), with the remaining balance expected to be returned in the short-term.

Note 10 - Royalty, Stream and Working Interests

(a)	Royalty, Stream and Working Interests

Royalty, stream and working interests, net of accumulated depletion and impairment losses and reversals, comprised the following:

		Accumulated	Impairment
As at December 31, 2025	Cost	depletion(1)	reversal(2)	Carrying value
Mining royalties	$3,207.1	$(866.7)	$—	$2,340.4
Streams	5,324.5	(3,684.8)	4.8	1,644.5
Energy	2,097.8	(940.4)	—	1,157.4
Advanced	703.1	(57.7)	—	645.4
Exploration	273.6	(18.2)	—	255.4
	$11,606.1	$(5,567.8)	$4.8	$6,043.1
1.	Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2025.
2.	Impairment reversals recognized in the year ended December 31, 2025.

			Impairments
		Accumulated	(losses)
As at December 31, 2024	Cost	depletion(1)	reversals(2)	Carrying value
Mining royalties	$1,818.7	$(784.4)	$—	$1,034.3
Streams	4,801.5	(3,528.2)	—	1,273.3
Energy	2,055.2	(857.4)	—	1,197.8
Advanced	389.2	(45.8)	—	343.4
Exploration	267.7	(17.7)	—	250.0
	$9,332.3	$(5,233.5)	$—	$4,098.8

1.	Accumulated depletion includes impairment losses recognized prior to the year ended December 31, 2024.
2.	Impairment (losses) reversals recognized in the year ended December 31, 2024.

2025 Financial Statements	31

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the years ended December 31, 2025 and 2024 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2024	$948.7	$1,359.0	$1,146.4	$396.0	$177.0	$4,027.1
Additions	140.3	36.2	137.0	8.9	85.0	407.4
Disposals	(10.6)	—	—	—	—	(10.6)
Transfers	44.0	—	—	(36.2)	(7.8)	—
Depletion	(40.0)	(121.9)	(60.9)	(0.2)	—	(223.0)
Impact of foreign exchange	(48.1)	—	(24.7)	(25.1)	(4.2)	(102.1)
Balance at December 31, 2024	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8

Balance at January 1, 2025	$1,034.3	$1,273.3	$1,197.8	$343.4	$250.0	$4,098.8
Additions	1,370.7	524.9	9.7	283.9	2.1	2,191.3
Transfers	(4.0)	—	—	4.0	—	—
Impairment reversal	—	4.8	—	—	—	4.8
Depletion	(81.4)	(158.5)	(63.6)	(0.7)	—	(304.2)
Impact of foreign exchange	20.8	—	13.5	14.8	3.3	52.4
Balance at December 31, 2025	$2,340.4	$1,644.5	$1,157.4	$645.4	$255.4	$6,043.1

Of the total net book value as at December 31, 2025, $4,458.1 million (December 31, 2024 - $2,962.4 million) is depletable and $1,585.0 million (December 31, 2024 - $1,136.4 million) is non-depletable.

(b)	Impairments of Royalty, Stream and Working Interests

Royalties, stream and working interests are reviewed for impairment or impairment reversal if there is an indication that the carrying amount may not be recoverable or impairment loss previously recognized may no longer exist. The following impairment reversal was recognized in the year ended December 31, 2025.

Cobre Panamá

Cobre Panamá currently remains in a phase of preservation and safe management (“P&SM”) with production halted since November 2023. First Quantum Minerals Ltd. (“First Quantum”) has reported that they have been working with the Government of Panama (“GOP”) and the Ministry of Commerce and Industries (“MICI”) to implement a plan that would allow for the execution of environmental and asset integrity measures during the P&SM phase of Cobre Panamá (the “P&SM Plan”). On May 30, 2025, the GOP, through the MICI, approved and formally instructed the execution of the P&SM Plan, including the sale of the copper concentrate that had been stored on site since operations were suspended. Exports of the copper concentrate commenced in June 2025.

The Company determined that this was an indicator of impairment reversal and concluded that a discrete amount of the asset’s FVLCD exceeded its carrying value since the last impairment test was carried out. The Company recorded a partial impairment reversal of $4.8 million in relation to the gold and silver ounces as a result of the sale of copper concentrate. The Company performs ongoing assessments of its Cobre Panamá stream for further indicators of impairment reversals.

Subsequent to year-end, in January 2026, the GOP announced that it would authorize the removal, processing and export of stockpiled ore at Cobre Panamá that was previously extracted before operations were suspended. Cobre Panamá is awaiting formal approvals to undertake these activities. In the event that there is a resumption of precious metal stream deliveries to the Company as a result of the processing of the stockpiled ore, or a change in the facts and circumstances surrounding the halting of production at Cobre Panamá, the Company will carry out an assessment of the recoverable amount of the Cobre Panamá CGU at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

(c)	Disposals of Royalty Interests

On March 30, 2024, Fortuna exercised its option to buy-back 0.6% of the Company’s initial 1.2% NSR on the Séguéla mine for a price of $6.5 million (A$10 million).

On January 19, 2024, EMX (prior to its acquisition by Elemental Altus) exercised its option to acquire a portion of the Company’s effective NSR on the Caserones mine for a price of $4.7 million.

2025 Financial Statements	32

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 11 - Other Assets

Other assets comprised the following:

	At December 31,	At December 31,
	2025	2024
Energy well equipment, net	$6.4	$5.6
Right-of-use assets, net	4.2	4.5
Debt issue costs	1.1	1.4
Furniture and fixtures, net	0.7	0.4
Deposits related to CRA audits	—	42.5
	$12.4	$54.4

Deposits related to CRA audits represent cash on deposit with the CRA in connection with the Transfer Pricing Reassessments, as referenced in Note 28 (b). Following the CRA Settlement in September 2025, as referenced in Note 28 (b), these amounts have been reclassified to other current assets, as referenced in Note 9, as the Company expects to recover these deposits within twelve months of December 31, 2025.

Note 12 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	At December 31,
	2025	2024
Accounts payable	$8.4	$5.1
Accrued liabilities	36.5	23.6
	$44.9	$28.7

2025 Financial Statements	33

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 13 – Debt

Corporate Revolver

As at December 31, 2025, the Company has a $1.0 billion unsecured revolving term credit facility, with a $250.0 million accordion (the “Corporate Revolver”) and a maturity date of June 3, 2029.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
·

SOFR as administered by the Federal Reserve Bank of New York loans for periods of 1, 3 or 6 months with interest payable at a rate of SOFR, plus between 1.10% and 2.15% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
·

Canadian Overnight Repo Rate Average (“CORRA”) loans for a period of 1 or 3 months with interest rate payable at a rate of CORRA, a credit spread adjustment of 29.547 to 32.138 basis points per annum depending on the tenor of the CORRA loan, and a margin between 1.00% and 2.05% per annum depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, on the unutilized portion of the Corporate Revolver.

On July 22, 2025, the Company drew down $175.0 million from the Corporate Revolver to finance part of the royalty acquisition on the Arthur Gold Project, as referenced in Note 4 (b). The Corporate Revolver was fully repaid in September 2025. Interest incurred of $1.2 million was capitalized to the Arthur Gold Project royalty.

As at December 31, 2025, no amounts were drawn from the Corporate Revolver. The Company had four standby letters of credit in the amount of $48.1 million (C$66.0 million) against the Corporate Revolver in relation to the audit by the CRA of its 2013-2015 and 2019 taxation years, as referenced in Note 28 (b). These standby letters of credit reduced the available balance under the Corporate Revolver.

Subsequent to year-end, on February 23, 2026, all four standby letters of credit were returned and cancelled following the CRA Settlement, as referenced in Note 28 (b).

In addition, subsequent to year-end, on March 10, 2026, the Company extended the maturity date of the Corporate Revolver from June 3, 2029 to March 10, 2031, increased the amount available under the accordion from $250.0 million to $500.0 million, and reduced the applicable margin for U.S. advances based on the Secured Overnight Financing Rate (“SOFR”) from between 1.10% and 2.15% to between 1.00% and 2.05%, depending on the Company’s leverage ratio.

2025 Financial Statements	34

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 14 - Revenue

Disaggregated revenue under revenue contracts with customers classified by commodity, geography and type comprised the following:

	2025	2024
Commodity
Gold(1)	$1,275.8	$706.9
Silver	235.6	117.8
Platinum group metals(1)	37.3	28.3
Precious metals	$1,548.7	$853.0
Iron ore(2)	$43.7	$50.5
Other mining assets	12.4	8.2
Other mining	$56.1	$58.7
Oil	$118.8	$128.6
Gas	65.4	44.1
Natural gas liquids	19.6	20.3
Energy	$203.8	$193.0
Revenue from royalty, stream and working interests	$1,808.6	$1,104.7
Interest from loans receivable
Interest revenue	$14.2	$8.3
Other interest income	—	0.6
	$1,822.8	$1,113.6
Geography
South America	$750.5	$451.1
Central America & Mexico	216.6	86.1
Canada(1)(2)	354.0	192.8
United States	266.1	205.0
Rest of World	235.6	178.6
	$1,822.8	$1,113.6
Type
Revenue-based royalties	$638.9	$440.1
Streams(1)	990.2	567.9
Profit-based royalties	143.9	57.8
Interest revenue and other(2)	49.8	47.8
	$1,822.8	$1,113.6
1.	For the year ended December 31, 2025, revenue includes a gain of $0.1 million and $1.3 million for provisional pricing adjustments for gold and platinum group metals, respectively (2024 – a gain of $0.1 and nil, respectively).
2.	For the year ended December 31, 2025, revenue includes dividend income of $7.0 million from the Company’s equity investment in LIORC (2024 – $13.8 million).

2025 Financial Statements	35

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 - Costs of Sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	2025	2024
Costs of stream sales	$151.9	$114.3
Mineral production taxes	4.5	2.5
Mining costs of sales	$156.4	$116.8
Energy costs of sales	12.4	12.2
	$168.8	$129.0

Note 16 – General and Administrative Expenses

General and administrative expenses comprised the following:

	2025	2024
Salaries and benefits	$14.1	$10.1
Professional fees	6.4	7.4
Cobre Panamá arbitration expenses (Note 28 (a))	5.8	6.3
Community contributions	1.6	1.6
Board of Directors' costs	0.6	0.4
Office expenses	1.5	0.7
Insurance costs	0.9	0.9
Other expenses	4.4	5.5
	$35.3	$32.9

Note 17 - Share-Based Compensation Expenses

Share-based compensation expenses comprised the following:

	2025	2024
Deferred share units	$10.6	$2.6
Stock options and restricted share units	6.3	5.4
	$16.9	$8.0

Share-based compensation expenses include expenses related to equity-settled stock options, RSUs and DSUs, as well as the mark-to-market gain or loss related to the DSUs.

Note 18 - Related Party Disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	2025	2024
Short-term benefits(1)	$4.5	$3.8
Share-based payments(2)	16.9	7.3
	$21.4	$11.1
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the year.
2.	Represents the expense of stock options and RSUs and mark-to-market gains or losses on DSUs during the year.

2025 Financial Statements	36

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 19 – Foreign Exchange Gain (loss) and Other Income (Expenses)

Foreign exchange gain (loss) and other income (expenses) comprised the following:

	2025	2024
Gain (loss) on derivative financial instruments(1)	$32.7	$(6.0)
Foreign exchange gain (loss)	4.3	(14.7)
Other income (expenses)	(0.3)	—
	$36.7	$(20.7)
1.	The gain (loss) on derivative financial instruments includes the mark-to-market of financial instruments that are designated at FVTPL. The financial instruments include warrants and other derivative instruments the Company holds.

For the year ended December 31, 2025, of the foreign exchange gain of $4.3 million (2024 - foreign exchange loss of $14.7 million), $10.4 million was an unrealized foreign exchange gain and $6.1 million was a realized foreign exchange loss (2024 - $12.9 million unrealized foreign exchange loss and $1.8 million realized foreign exchange loss).

Note 20 - Finance Income and Expenses

Finance income and expenses for the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Finance income
Interest	$28.2	$60.6
	$28.2	$60.6
Finance expenses
Standby charges	$2.4	$2.1
Amortization of debt issue costs	0.4	0.4
Accretion of lease liabilities	0.3	0.1
	$3.1	$2.6

Finance income includes interest earned on cash and cash equivalents, as referenced in Note 5. Also included in finance income is accrued interest of $5.5 million (C$7.5 million) earned on the Company’s cash deposits posted with the CRA, which the Company expects to recover as a result of the CRA Settlement, as referenced in Note 28 (b). Finance expenses include fees and expenses incurred in connection with the Company’s Corporate Revolver, as referenced in Note 13.

For the year ended, December 31, 2025, borrowing costs of $1.2 million related to the Corporate Revolver were capitalized to the Arthur Gold Project, as referenced in Note 4 (b) and Note 13.

Note 21 - Income Taxes

Income tax expense for the years ended December 31, 2025 and 2024 was as follows:

	2025	2024
Current income tax expense
Expense for the year	$163.0	$127.0
Global minimum tax	33.8	19.8
Adjustments in respect of prior years	(1.0)	(1.3)
Current income tax expense	$195.8	$145.5
Deferred income tax expense
Origination and reversal of temporary differences	$106.2	$18.5
Impact of changes in tax rates	0.1	0.1
Change in unrecognized deductible temporary differences	(0.8)	(1.1)
Impact of Barbados corporate tax reform	—	49.1
Adjustments in respect of prior years	2.4	—
Other	0.2	(0.3)
Deferred income tax expense	108.1	66.3
Income tax expense	$303.9	$211.8

2025 Financial Statements	37

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of the product of net income before taxes multiplied by the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended December 31, 2025 and 2024, is as follows:

	2025	2024
Net income before income taxes	$1,416.0	$763.9
Statutory tax rate	26.5%	26.5%
Tax expense at statutory rate	$375.2	$202.4
Reconciling items
Change in unrecognized deductible temporary differences	$(0.8)	$(1.1)
Impact of Barbados corporate tax reform	—	49.1
Income not taxable	(7.0)	(0.8)
Differences in foreign statutory tax rates	(102.2)	(58.1)
Global minimum tax	33.8	19.8
Differences due to changing future tax rates	0.1	0.1
Foreign withholding taxes	0.2	0.5
Adjustments in respect of prior years	1.4	(1.3)
Other	3.2	1.2
Income tax expense	$303.9	$211.8

Income tax expense recognized in other comprehensive income (loss) is as follows:

	2025			2024
	Income		Income	Loss		Loss
	before	Tax	after	before	Tax	after
	tax	expense	tax	tax	expense	tax
Net gain on changes in the fair value of equity investments at FVTOCI	$802.3	$(106.0)	$696.3	$46.6	$(6.2)	$40.4
Currency translation adjustment	91.2	—	91.2	(131.3)	—	(131.3)
Other comprehensive income (loss)	$893.5	$(106.0)	$787.5	$(84.7)	$(6.2)	$(90.9)
Income tax expense in other comprehensive income (loss)		$(106.0)			$(6.2)

The significant components of deferred income tax assets and liabilities as at December 31, 2025 and 2024 are as follows:

	2025	2024
Deferred income tax assets
Deductible temporary differences relating to
Royalty, stream and working interests	$21.8	$22.8
Non-capital loss carry-forwards	1.4	6.4
Other	—	1.6
	$23.2	$30.8

Deferred income tax liabilities
Taxable temporary differences relating to
Royalty, stream and working interests	$385.5	$233.9
Share issue and debt issue costs	0.2	0.2
Non-capital loss carry-forwards	(52.1)	(2.6)
Investments	117.0	14.7
Other	(9.9)	(8.2)
	$440.7	$238.0
Deferred income tax liabilities, net	$417.5	$207.2

The movement in net deferred tax liabilities during the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Balance, beginning of year	$207.2	$143.1
Recognized in net income	108.1	66.3
Recognized in other comprehensive income (loss)	106.0	6.2
Foreign exchange	(3.8)	(8.4)
Balance, end of year	$417.5	$207.2

2025 Financial Statements	38

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The Company has recognized deferred tax assets in respect of the following non-capital losses as at December 31, 2025 that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Non-Capital Losses	$197.2	2032-2045
Chile	Non-Capital Losses	5.3	No expiry
		$202.5

Unrecognized Deferred Tax Assets and Liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2025 is $960.3 million (2024 – $846.7 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2025 is $650.8 million (2024 – $675.0 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Deductible temporary differences, losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2025	2024
Royalty, stream and working interests - Chile, Barbados	$650.8	$675.0
	$650.8	$675.0

Global Minimum Tax:

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) which implements key measures of the Organisation for the Economic Co-operation and Development’s (“OECD”) Pillar Two Global Minimum Tax (“GMT”) in Canada. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. The legislation is effective from January 1, 2024 and as a result, the Company is liable to pay a top-up tax in Canada when the effective tax rate in a jurisdiction which its subsidiary operates in is below the 15% minimum rate.

All entities in the Franco-Nevada group have an effective tax rate of at least 15% for the year ended December 31, 2025, including its subsidiary in Barbados as a result of the new measures enacted by the Government of Barbados as described below. Therefore, no current tax expense was recognized in respect of the GMTA for the year ended December 31, 2025.

The Company has applied the mandatory exception to recognizing and disclosing information about deferred taxes arising from Pillar Two, as provided in IAS 12 Income Taxes.

Barbados Corporate Tax Reform:

In May 2024, the Government of Barbados enacted legislation to implement tax measures in response to the OECD Pillar Two GMT initiative. The measures include an increase of the Barbados corporate tax rate to 9% effective January 1, 2024.

The measures also introduce a Qualified Domestic Minimum Top-Up Tax for tax years beginning on or after January 1, 2024, which will top-up the Barbados effective tax rate payable by an entity subject to Pillar Two, to 15%. This resulted in the Company’s subsidiary in Barbados recognizing an additional current tax expense of $33.8 million (2024 – $19.8 million) related to its earnings for the year ended December 31, 2025. This amount is payable on or before March 31, 2027 and accordingly is classified as a non-current liability.

Canada Revenue Agency Audit:

The Company reached a settlement with the Canada Revenue Agency in respect of its tax dispute in connection with the 2013-2019 taxation years, as referenced in Note 28 (b).

2025 Financial Statements	39

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 22 - Shareholders’ Equity

(a)	Share Capital

The Company’s authorized capital stock includes an unlimited number of common shares (192,798,692 common shares issued and outstanding as at December 31, 2025) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital for the years ended December 31, 2025 and December 31, 2024 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2024	192,175,042	$5,728.2
Exercise of stock options	71,864	3.6
Vesting of restricted share units	18,340	2.7
Dividend reinvestment plan	287,449	34.6
Balance at December 31, 2024	192,552,695	$5,769.1

Balance at January 1, 2025	192,552,695	$5,769.1
Exercise of stock options	110,917	9.9
Vesting of restricted share units	33,274	5.7
Dividend reinvestment plan	101,806	18.7
Balance at December 31, 2025	192,798,692	$5,803.4

(b)	Dividends

In 2025 the Company declared dividends of $1.52 per common share (2024 – $1.44). Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	2025	2024
Cash dividends	$275.1	$242.4
DRIP dividends	18.7	34.6
	$293.8	$277.0

(c)	Stock-Based Payments

On March 7, 2018, the Company’s Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the “Plan”), with subsequent modifications on November 8, 2023. Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination and are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

2025 Financial Statements	40

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Options to purchase common shares of the Company granted during the years ended December 31, 2025 and 2024 were as follows:

		Weighted
		average exercise
	Number	price
Stock options outstanding, at January 1, 2024	669,201	C$	111.76
Granted	45,396	C$	167.57
Exercised	(71,864)	C$	52.67
Forfeited	(10,353)	C$	180.58
Stock options outstanding, at December 31, 2024	632,380	C$	121.36

Stock options outstanding, at January 1, 2025	632,380	C$	121.36
Granted	16,345	C$	225.87
Exercised	(110,917)	C$	97.44
Forfeited	(2,000)	C$	168.43
Stock options outstanding, at December 31, 2025	535,808	C$	129.32

Exercisable stock options, at December 31, 2024	524,919	C$	110.82
Exercisable stock options, at December 31, 2025	446,565	C$	118.70

Options granted in 2025 and 2024 have a ten-year term and vest over five years in equal portions on the anniversary of the grant date. The fair value of stock options granted in 2025 was $0.6 million (2024 – $1.7 million), based on a weighted average fair value of C$51.10 per stock option (2024 - C$38.06 per stock option) based on the following assumptions:

	2025	2024
Risk-free interest rate	2.71%	3.08%
Expected dividend yield	0.94%	1.20%
Expected price volatility of the Company’s common shares	26.1%	26.4%
Expected life of the option	4 years	4 years
Forfeiture rate	0%	0%

In the year ended December 31, 2025, an expense of $1.0 million (2024 - $1.1 million) related to stock options has been included in the consolidated statement of income and comprehensive income (loss), and $0.1 million (2024 - $0.2 million) was capitalized to royalty, stream and working interests. As at December 31, 2025, there was $1.3 million (2024 – $2.6 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 2.4 years (2024 – 2.5 years).

2025 Financial Statements	41

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Options to purchase common shares outstanding at December 31, 2025, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$75.45 to C$82.11	104,775	104,775	0.86
C$82.12 to C$97.34	91,772	91,772	2.71
C$97.35 to C$141.97	119,022	119,022	3.07
C$141.98 to C$171.04	102,201	51,347	6.40
C$171.05 to C$231.18	118,038	79,649	5.39
	535,808	446,565	3.28

(d)	Restricted share units

Changes in the number of RSUs outstanding during the years ended December 31, 2025 and 2024 were as follows:

	For the year ended December 31,
	Performance-	Time-based
	based RSUs	RSUs	Total RSUs
Balance at January 1, 2024	71,051	31,053	102,104
Granted	29,694	20,744	50,438
Settled	(2,639)	(15,701)	(18,340)
Forfeited	(22,086)	(757)	(22,843)
Balance at December 31, 2024	76,020	35,339	111,359

Balance at January 1, 2025	76,020	35,339	111,359
Granted	21,731	15,082	36,813
Settled	(16,368)	(16,906)	(33,274)
Forfeited	(7,641)	—	(7,641)
Balance at December 31, 2025	73,742	33,515	107,257

The fair value of the RSUs granted in 2025 was $5.9 million (2024 –$ 5.8 million). Included in the Company’s stock-based compensation expense is an amount of $5.3 million (2024 – $4.8 million) relating to RSUs. In addition, $0.1 million related to the RSUs was capitalized to royalty, stream and working interests (2024 – $0.3 million). As at December 31, 2025, there is $6.0 million (2024 – $5.3 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 1.3 years (2024 – 1.7 years).

(e)	Deferred Share Unit Plan

Changes in the number of DSUs outstanding during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Balance at beginning of year	94,836	119,429
Granted	1,540	13,975
Settled	-	(38,568)
Balance at end of year	96,376	94,836

The value of the DSU liability as at December 31, 2025 was $20.0 million (2024 - $11.1 million) and is included in accounts payable and accrued liabilities on the statement of financial position.

2025 Financial Statements	42

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(f)	Outstanding Stock Options and Restricted Share Units

The following table sets out the number of common shares outstanding or issuable pursuant to other outstanding securities at December 31, 2025 and 2024:

	At December 31,	At December 31,
	2025	2024
Common shares outstanding	192,798,692	192,552,695
Stock options(1)	535,808	632,380
Restricted Share Units(2)	107,257	111,359
	193,441,757	193,296,434
1	There were 535,808 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$75.45 to C$231.18 per share. The above table assumes all stock options are exercisable.
2	There were 33,515 time-based RSUs and 73,742 performance-based RSUs. Vesting of the performance-based RSUs are subject to the achievement of certain performance criteria and a performance multiplier which will range from 0% to 200% of the number granted. The above table assumes a performance multiplier of 100% of performance-based RSUs granted.

Note 23 - Earnings per Share ("EPS")

	For the year ended December 31,
	2025			2024
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$1,112.1	192.7	$5.77	$552.1	192.4	$2.87
Effect of dilutive securities	—	0.3	(0.01)	—	0.2	—
Diluted earnings per share	$1,112.1	193.0	$5.76	$552.1	192.6	$2.87

For the year ended December 31, 2025, 10,762 stock options (2024 – 1,723 stock options) were excluded in the computation of diluted EPS due to being anti-dilutive.

2025 Financial Statements	43

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 24 - Segment Reporting

The Company’s President & Chief Executive Officer, who is the Company’s chief operating decision-maker (“CODM”), assesses the Company’s performance and makes decisions regarding resource allocation based on primarily the operating segments’ revenue, in addition to gross profit. The CODM organizes and manages the business under three reportable segments, consisting of precious metals, other mining and energy.

The Company’s reportable segments for the purposes of assessing performance are presented as follows:

	2025
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$1,548.7	$56.1	$203.8	$1,808.6
Interest revenue	14.2	—	—	14.2
Total Revenue	$1,562.9	$56.1	$203.8	$1,822.8

Expenses
Costs of sales	$156.3	$0.1	$12.4	$168.8
Depletion and depreciation	225.6	14.9	65.6	306.1
Segment gross profit	$1,181.0	$41.1	$125.8	$1,347.9

	2024
	Precious metals	Other mining	Energy	Total
Revenue
Revenue from royalty, streams and working interests	$853.0	$58.7	$193.0	$1,104.7
Interest revenue	8.3	—	—	8.3
Other interest income	0.6	—	—	0.6
Total Revenue	$861.9	$58.7	$193.0	$1,113.6

Expenses
Costs of sales	$116.7	$0.1	$12.2	$129.0
Depletion and depreciation	150.5	11.6	62.6	224.7
Segment gross profit	$594.7	$47.0	$118.2	$759.9

A reconciliation of segment gross profit to consolidated net income before taxes is presented below:

	2025	2024
Segment gross profit	$1,347.9	$759.9

Other operating expenses (income)
General and administrative expenses	$35.3	$32.9
Share-based compensation expense	16.9	8.0
Impairment reversal(1)	(4.8)	—
Gain on disposal of royalty interests(1)	—	(0.3)
Gain on sale of gold and silver bullion(1)	(54.3)	(7.9)
Depreciation	0.6	0.6
Foreign exchange (gain) loss and other (income) expenses	(36.7)	20.7
Income before finance items and income taxes	$1,390.9	$705.9

Finance items
Finance income	$28.2	$60.6
Finance expenses	(3.1)	(2.6)
Net income before income taxes	$1,416.0	$763.9
1.	Amounts were attributed to the precious metals reportable segment for the year ended December 31, 2025 and 2024.

2025 Financial Statements	44

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Revenues earned during the years ended December 31, 2025 and 2024 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest and location of the borrower giving rise to interest revenue and other interest income:

	2025	2024
Latin America
Peru	$384.4	$223.7
Chile	251.6	168.9
Brazil	147.5	52.2
Panama	38.3	0.1
Other	145.3	92.3
Canada	354.0	192.8
United States	266.1	205.0
Rest of World	235.6	178.6
	$1,822.8	$1,113.6

For the year ended December 31, 2025, one interest generated 13% of the Company’s revenue, totaling $232.5 million. Comparatively, for the year ended December 31, 2024 two interests generated revenue of 15% and 12%, respectively, totaling $294.1 million.

Royalty, stream and working interests as at December 31, 2025 and 2024 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

	2025	2024
Latin America
Peru	$715.1	$789.5
Brazil	661.8	673.3
Chile	476.5	509.6
Other	179.5	151.5
Canada	1,930.4	600.4
United States	1,435.8	1,197.4
South Africa	484.8	12.9
Australia	33.3	29.5
Rest of World	125.9	134.7
	$6,043.1	$4,098.8

The Company also holds investments, loans receivable and well equipment in the following geographic area:

	2025	2024
Investments
Canada	$1,140.0	$320.4
United States	1.3	5.1
	$1,141.3	$325.5
Loans receivable
Canada	$-	$110.0
	$-	$110.0
Well equipment(1)
Canada	$6.4	$5.6
	$6.4	$5.6
1	Well equipment is included in other assets, as referenced in Note 11.

2025 Financial Statements	45

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 25 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2025.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2025	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$1,093.3	$—	$12.0	$1,105.3
Warrants	—	36.0	—	36.0
Receivables from provisional concentrate sales	—	6.6	—	6.6
	$1,093.3	$42.6	$12.0	$1,147.9

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2024	(Level 1)	(Level 2)	(Level 3)	fair value
Equity investments	$316.8	$—	$8.0	$324.8
Warrants	—	0.7	—	0.7
Receivables from provisional concentrate sales	—	2.6	—	2.6
	$316.8	$3.3	$8.0	$328.1

The valuation techniques that are used to measure fair value are as follows:

(a)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds two equity investments that do not have a quoted market price in an active market. The Company has assessed the fair value of the instruments based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

2025 Financial Statements	46

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Receivables from Provisional Concentrate Sales

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

As at December 31, 2025, the carrying values of the Company’s financial assets and liabilities, which include cash and cash equivalents, receivables, accounts payable and accrued liabilities approximated their fair values due to their short-term nature or negligible ECL.

The Company has not offset financial assets with financial liabilities.

Note 26 – Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable and accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a)Market Risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties, streams and working interests and gold and silver bullion and stream inventory are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, iron ore, oil and gas are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities. The table below summarizes the impact to revenue of a 10% change in gold prices.

	Effect on Revenue
	2025	2024
10% increase	$127.6	$70.7
10% decrease	(127.6)	(70.7)

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars. The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs. The Company also has exposure to the Brazilian real through its holding of the Vale royalty which is paid in Brazilian reais. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2025, the U.S. dollar weakened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment gain of $91.2 million (2024 – loss of $131.3 million).

2025 Financial Statements	47

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents and loans receivable. The Company may also be exposed to interest rate risk when it has borrowed amounts under its Corporate Revolver.

The following table shows the approximate interest rate sensitivities of the Company’s financial assets and liabilities as at December 31,  2025 and 2024:

	Effect on net income		Effect on equity
	2025	2024	2025	2024
0.5% increase	$2.6	$6.2	$2.6	$6.2
0.5% decrease	(2.2)	(5.5)	(2.2)	(5.5)

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices. The Company’s equity price risk exposure arises from the Company’s investments, as referenced in Note 6.

The table below shows the approximate equity price sensitivity to net income and other comprehensive income as at December 31, 2025 and 2024:

			Effect on other
	Effects on net income		comprehensive income (loss)
	2025	2024	2025	2024
10% increase	$4.5	$0.2	$95.9	$28.2
10% decrease	(4.4)	(0.2)	(95.9)	(28.2)

(b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company’s cash and cash equivalents and receivables. The Company closely monitors its financial assets and has determined that it does not have any significant concentration of credit risk. The Company maintains its cash and cash equivalents in several high-quality financial institutions.

As at December 31, 2025, the Company’s maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the consolidated statement of financial position. The Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

2025 Financial Statements	48

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2025, the Company held $670.9 million in either cash, cash equivalents or highly-liquid investments (2024– $1,451.3 million). All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include the purchase commitments described in Note 27 (a), capital commitments described in Note 27 (b), corporate administration costs, other costs of sales, income taxes and dividends.

(d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2025 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facilities as at December 31, 2025.

As at December 31, 2025, the Company has cash and cash equivalents totaling $670.9 million (2024 – $1,451.3 million) and investments totaling $1,141.3 million (2024 – $325.5 million), of which $1,093.3 million (2024 – $316.8 million) are held in publicly traded securities. Of the $1,093.3 million held in publicly-traded securities, $138.0 million relates to our holdings of LIORC (2024 - $127.3 million). The Company also has approximately $1.0 billion (2024 – $1.0 billion) available under its Corporate Revolver. All of these sources of capital are available to the Company to meet its near-term cash requirements and capital commitments.

2025 Financial Statements	49

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 27 - Commitments

(a)Purchase Commitments

The following table summarizes the Company’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at December 31, 2025. The table does not reflect the partial buyback of the Cascabel stream, as referenced in Note (c), and the acquisition of the Casa Berardi gold stream, as referenced in Note 4 (e), which are expected to occur subsequent to December 31, 2025.

	Attributable payable
	production to be purchased						Per ounce cash payment (1),(2)					Term of	Date of
Interest	Gold		Silver		PGM		Gold		Silver		PGM	agreement(3)	contract
Antamina	—%		22.5	% (4)	—%		n/a		5	% (5)	n/a	40 years	7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%		20	% (8)	20	% (9)	n/a	40 years	10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%		$400		$4.00		n/a	40 years	6-Oct-14
Cascabel	14	% (11)	—%		—%		20	% (12)	n/a		n/a	40 years	15-Jul-24
Cooke 4	7%		—%		—%		$400		n/a		n/a	40 years	5-Nov-09
Cobre Panamá Fixed Payment Stream	—	% (13)	—	% (14)	—%		$418	(15)	$6.27	(16)	n/a	40 years	19-Jan-18
Cobre Panamá Floating Payment Stream	—	% (17)	—	% (18)	—%		20	% (19)	20	% (20)	n/a	40 years	19-Jan-18
Condestable	—	% (21)	—	% (22)	—%		20	% (23)	20	% (24)	n/a	40 years	27-Mar-24
Guadalupe-Palmarejo	50%		—%		—%		$800		n/a		n/a	40 years	2-Oct-14
Karma	4.875%		—%		—%		20	% (25)	n/a		n/a	40 years	11-Aug-14
New Prosperity	22	% (26)	—%		—%		$400	(27)	n/a		n/a	40 years	12-May-10
Sabodala	—	% (28)	—%		—%		20	% (29)	n/a		n/a	40 years	25-Sep-20
Sudbury (30)	50%		—%		50%		$400		n/a		$400	40 years	15-Jul-08
Tocantinzinho	12.5	% (31)	—%		—%		20	% (32)	n/a		n/a	40 years	18-Jul-22
Western Limb	—	% (33)	—%		1	% (34)	5	% (35)	n/a		5%	40 years	28-Feb-25

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Cascabel, Guadalupe-Palmarejo, Karma, Sabodala, Tocantinzinho and Western Limb.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery. At December 31, 2025, a cumulative total of 32.1 million silver ounces have been delivered.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold. At December 31, 2025, a cumulative total of 531,810 gold ounces have been delivered.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver. At December 31, 2025, a cumulative total of 8.3 million silver ounces have been delivered.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement. At December 31, 2025, a cumulative total of 650,089 gold ounces and 11.0 million silver ounces have been delivered.
11	Percentage decreases to 8.4% after 525,000 ounces of gold have been delivered to Franco-Nevada (Barbados) Corporation under the agreement.
12	Purchase price is 20% of the spot price of gold at the time of delivery.
13	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.
14	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.
15	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 360,385 gold ounces have been delivered.
16	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment. At December 31, 2025, a cumulative total of 4.1 million silver ounces have been delivered.
17	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.
18	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.
19	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. At December 31, 2025, a cumulative total of 90,096 gold ounces have been delivered.
20	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver. At December 31, 2025, a cumulative total of 1.0 million silver ounces have been delivered.

2025 Financial Statements	50

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

21	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 37.5% of the gold in concentrate. At December 31, 2025, a cumulative total of 43,800 gold ounces have been delivered.
22	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 37.5% of the silver in concentrate. At December 31, 2025, a cumulative total of 1.5 million ounces have been delivered.
23	Purchase price is 20% of the spot price of gold at the time of delivery.
24	Purchase price is 20% of the spot price of silver at the time of delivery.
25	Purchase price is 20% of the average gold price at the time of delivery.
26	Franco-Nevada has the right to acquire a 22% gold stream on New Prosperity for $350.0 million.
27	Purchase price is subject to a 1% annual increase, compounding annually, that commenced in May 2014.
28	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
29	Purchase price is 20% of prevailing market price at the time of delivery.
30	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
31	Percentage decreases to 7.5% after 300,000 ounces of gold have been delivered under the agreement. At December 31, 2025, a cumulative total of 85,440 gold ounces have been delivered.
32	Purchase price is 20% of the spot price of gold at the time of delivery.
33	Gold deliveries are referenced to platinum, palladium, rhodium and gold (“4E”) ounces contained in concentrate with deliveries of gold ounces initially equal to 1.1% of 4E PGM ounces contained in concentrate, until 87,500 ounces of gold delivered. Thereafter, deliveries of gold ounces equal to 0.75% of 4E PGM ounces contained in concentrate, until a total of 237,000 ounces of gold delivered. Thereafter, 80.0% of gold contained in concentrate. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.
34	Percentage increases to 2.1% of platinum contained in concentrate after 48,000 ounces of platinum delivered. Platinum deliveries are capped at 294,000 ounces of platinum. At December 31, 2025, a cumulative total of 9,174 platinum ounces have been delivered.
35	After 237,000 ounces of gold delivered, purchase price is 10% of the spot price of gold. At December 31, 2025, a cumulative total of 16,933 ounces of gold have been delivered.

2025 Financial Statements	51

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)Capital Commitments

As at December 31, 2025, the Company has the following investment commitments with respect to the Company’s royalty and stream interests:

Asset	Commitment	Obligating Event
Cascabel stream	$478.3 million (reduced to $239.2 million following the operator's buy-back of 50% of the Cascabel stream exercised subsequent to 2025 year-end)

Without limitation, completion of key development milestones, receipt of all material permits, a construction decision approved by the board of directors of SolGold plc, and availability of the remainder of the required project financing

Royalty Acquisition Venture with Continental	$36.5 million	Acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental, triggering funding requirements by the Company
Yanacocha royalty	118,534 Franco-Nevada common shares (equivalent to $15.0 million at closing)	Achievement of commercial production and receipt of royalty payments from the Conga project for a full year within 20 years of the August 13, 2024 purchase agreement
Copper World royalty	$12.5 million

50% of commitment payable upon the project having all necessary permits and approvals and being free of legal challenges. 50% of commitment payable upon Franco-Nevada receiving royalty payments from the operator. Proportionate reduction of such contingent payments for a smaller-scale mine having anticipated life of mine production of copper contained in concentrate between 550,000 short tons and 1,703,000 short tons

Salares Norte (Rio Baker) royalty	$8.0 million	Receipt of Rio Baker royalty payments (excluding proceeds from the exercise by Gold Fields Limited of a partial buy-back option on the royalty) in excess of $15 million
Elemental Altus Royalties Corp.	$4.9 million	Sourcing by Elemental Altus (previously EMX) of newly created precious metals and copper royalties meeting specified criteria within three years of the June 27, 2023 joint acquisition agreement
Eskay Creek royalty	C$4.5 million

Skeena Resources having obtained mineral and surface rights to the materials contained in the Albino Lake storage facility, and such materials containing at least 300,000 ounces of contained gold that are contemplated to be mined in a mine plan approved by the board of Skeena Resources

Gold Quarry	$1.0 million	An increase in the minimum annual royalty amount during any calendar year preceding January 1, 2030
Yilgarn Star royalty	A$1.5 million	Commencement of commercial mining within 18 months of the December 24, 2025 agreement date

In addition to the table above, the Company has commitments related to environmental and social initiatives in connection with its acquisition of royalty and stream interests.

2025 Financial Statements	52

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 28 - Contingencies

(a)	Cobre Panamá

On June 18, 2025, the Company agreed to suspend its arbitration against the GOP the Company had filed under the Canada-Panama Free Trade Agreement with the International Centre for Settlement of Investment Disputes on June 27, 2024.

(b)	Canada Revenue Agency Audit

Settlement of Canada Revenue Agency Transfer Pricing Tax Dispute

From December of 2018 to November of 2024, the Company received Notices of Reassessment from the CRA for taxation years 2013 to 2019 (the “Reassessments”) in relation to its Mexican and Barbadian subsidiaries. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserted that a majority of the income earned by the Mexican and Barbadian subsidiaries should have been included in the income of the Company and subject to tax in Canada. The Reassessments resulted in $204.7million (C$280.3 million) of additional Federal and provincial income taxes, transfer pricing penalties, and interest and other penalties.

The Company filed formal Notices of Objection with the CRA against the Reassessments and commenced an appeal in the Tax Court of Canada with respect to the Reassessments for the 2013-2015 taxation years. The Company also posted security for 50% of the reassessed amounts in the form of cash totaling $44.7 million (C$61.4 million) and standby letters of credit totaling $48.1 million (C$66.0 million), as referenced in Note 9 and Note 13 respectively.

On September 11, 2025, the Company reached a settlement with the CRA (the “CRA Settlement”) which provides for a final resolution of the Company’s tax dispute in connection with the Reassessments.

CRA Settlement Highlights:

●	The CRA Settlement will not require the payment of any tax in Canada on the foreign earnings of the Company’s Barbadian and Mexican subsidiaries for the 2013 to 2019 taxation years.
●	The service fee charged by the Company for certain services provided to the Barbadian and Mexican subsidiaries will be adjusted to increase the mark-up applied to the Company’s cost of providing those services from the current range of 7-20% to 30%.
●	The additional service fee will result in the Company being subjected to Canadian tax on additional income of C$1.4 million in Canada for the 2013 to 2019 taxation years. After the application of non-capital losses, the Company does not anticipate any additional cash taxes will arise in respect of these years as a result of the CRA Settlement.
●	Transfer pricing penalties reflected in the Reassessments will be reversed. The interest charges reflected in the Reassessments will be reduced and adjusted consequentially to the adjustments described above.
●	The CRA Settlement is not legally binding on the CRA for years after 2019, however, the Company believes the transfer pricing principles established by the CRA Settlement will apply to years after 2019, including the 2020 and 2021 taxation years which are currently under audit, provided there are no material changes to the facts or law. On November 4, 2025, the Canadian Federal Government announced proposed changes to the transfer pricing legislation which, if enacted, would apply from 2026 onwards. The Company is in the process of evaluating the potential impact of these proposals.

In Q4 2025, the CRA issued revised Notices of Reassessment to the Company to reflect the adjustments under the CRA Settlement. The Company expects that the amounts that were posted as security for the Reassessments in the form of standby letters of credit totaling $48.1 million (C$66.0 million) will be released, and cash totaling $44.7 million (C$61.4 million) will be fully refunded plus interest of approximately $5.5 million (C$7.5 million), which has been accounted for in the year. Subsequent to year-end, the Company received refunds of its cash security deposits totaling $30.0 million (C$41.2 million) and all standby letters of credit were released. The Company expects the remaining cash deposit balance to be returned in the short-term.

2025 Financial Statements	53

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 29 – Subsequent Events

(a)	Acquisition of Royalty Portfolio from Victoria Gold

Subsequent to year-end, on February 24, 2026, the Company agreed to acquire a portfolio of six royalties held by Victoria Gold, as referenced in Note 4 (a).

(b)	Financing Package with Minerals 260 on the Bullabulling Gold Project

Subsequent to year-end, on February 22, 2026, the Company agreed to acquire a gross royalty on Minerals 260’s Bullabulling gold project and subscribe to Minerals 260’s ordinary shares, as referenced in Note 4 (b).

(c)	Partial buyback of Cascabel Stream and NSR

Subsequent to year-end, in February 2026, the Company received notices from SolGold and JCC indicating their intention to exercise buyback options with respect to the Cascabel Stream and Cascabel NSR, as referenced in Note 4 (c).

(d)	Acquisition of Royalty with i-80 Gold

Subsequent to year-end, on February 12, 2026, the Company agreed to acquire a NSR from i-80 Gold, as referenced by Note 4 (d).

(e)	Acquisition of Stream on the Casa Berardi Gold Mine with Orezone

Subsequent to year-end, on January 26, 2026, the Company agreed to acquire a gold stream on Orezone’s Casa Berardi Gold Mine, as referenced on Note 4 (e).

(f)	Settlement of Canada Transfer Pricing Tax Dispute

Subsequent to year-end, the Company received refunds of its cash deposits totaling $30.0 million (C$41.2 million) and all standby letters of credit issued against the Company’s Corporate Revolver were returned and cancelled, as referenced in Note 28 (b).

(g)	Extension of Corporate Revolver

Subsequent to year-end, on March 10, 2026, the Company extended the maturity date of the Corporate Revolver to March 10, 2031, increased the amount available under the accordion to $500.0 million, and reduced the applicable margin based on the SOFR to between 1.00% and 2.05%, depending on the Company’s leverage ratio, as referenced in Note 13.

2025 Financial Statements	54

Franco Nevada

The GOLD Investment that WORKS

WORLD GOLD COUNCIL MEMBER

FRANCO-NEVADA.COM

TSX/NYSE: FNV